Exhibit 99.1

St. John's, NL - July 28, 2022

FORTIS INC. RELEASES SECOND QUARTER 2022 RESULTS
AND 2022 SUSTAINABILITY REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its second quarter results1 and 2022 Sustainability Report.

Highlights
•Second quarter net earnings of $284 million, or $0.59 per common share
•    Adjusted net earnings2 of $0.57 per common share, up from $0.55 in the second quarter of 2021
•2022 Sustainability Report released today highlighting the Corporation's progress on key sustainability initiatives
•Capital expenditures2 of $1.9 billion in the first half of 2022; $4.0 billion annual capital plan on track
•MISO board has approved first tranche of projects associated with LRTP; ITC's estimated range of LRTP investments increased to between US$1.4 billion and US$1.8 billion
•Tucson Electric Power filed general rate application seeking new rates in 2023 supporting reliable service and cleaner energy

"We are pleased to report another strong quarter, with financial results reflecting the underlying growth of our utilities as they continue to execute capital investments consistent with our 2022 capital plan. Affordability remains a key focus for our companies as we invest in safe and reliable electric and natural gas delivery infrastructure, and we are committed to ensuring the essential services we provide remain affordable for our customers," said David Hutchens, President and Chief Executive Officer, Fortis.

The 2022 Sustainability Report, released today, fully aligns with applicable Sustainability Accounting Standards Board standards, provides an update on the Corporation's sustainability strategy, and includes more than 35 new key indicators. "The report describes our progress on key sustainability priorities including climate and diversity," said Mr. Hutchens. "Our utilities are reducing emissions and investing in low carbon technologies. Last month we retired the coal-fired San Juan Generating Facility in Arizona and we now have several hydrogen pilot projects announced or underway in British Columbia. I'm proud of our strong governance practices and progress on diversity, equity and inclusion initiatives, and how we are moving forward by engaging with key stakeholders."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $284 million for the second quarter, or $0.59 per common share, compared to $253 million, or $0.54 per common share in the second quarter of 2021. Growth in earnings was driven by rate base growth as well as higher earnings from the energy infrastructure segment, largely reflecting mark-to-market accounting of natural gas derivatives at Aitken Creek. A higher U.S.-to-Canadian foreign exchange rate also favourably impacted results. Growth in earnings was partially offset by losses on investments that support retirement benefits at UNS Energy and ITC, reflecting market conditions, as well as the timing of earnings from Arizona and Alberta. In comparison to the same period in 2021, results from UNS Energy were tempered, as expected, by the timing of earnings related to the Oso Grande generating facility, and earnings from FortisAlberta were lower due to the timing of operating expenses. In addition, earnings per share for the quarter reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment program.

On a year-to-date basis, Net Earnings were $634 million, or $1.33 per common share, an increase of $26 million, or $0.03 per common share compared to the same period in 2021. The increase in earnings and earnings per common share reflected the same factors discussed for the quarter but also reflected lower hydroelectric production in Belize, and higher operating costs at Central Hudson associated with the implementation of a new customer information system.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $272 million for the second quarter, or $0.57 per common share, were $13 million, or $0.02 per common share higher than the same period in 2021. On a year-to-date basis, Adjusted Net Earnings were $641 million, or $1.34 per common share, an increase of $22 million, or $0.02 per common share compared to the same period in 2021. The increase in adjusted earnings for the quarter and year-to-date periods reflected the same factors discussed for Net Earnings.

Non-U.S. GAAP Reconciliation	Quarter			Year-to-Date
($ millions, except earnings per share)	2022	2021	Variance	2022	2021	Variance
Periods ended June 30
Adjusted Net Earnings
Net Earnings	284	253	31	634	608	26
Adjusting item:
Unrealized (gain) loss on mark-to-market of derivatives[3]	(12)	6	(18)	7	11	(4)
Adjusted Net Earnings	272	259	13	641	619	22
Adjusted net earnings per share ($)	0.57	0.55	0.02	1.34	1.32	0.02

Capital Expenditures:
Additions to property, plant and equipment	827	751	76	1,693	1,515	178
Additions to intangible assets	58	39	19	107	79	28
Adjusting item:
Wataynikaneyap Transmission Power Project[4]	45	50	(5)	94	126	(32)
Capital Expenditures	930	840	90	1,894	1,720	174

Sustainability
The Corporation released its 2022 Sustainability Report today highlighting progress made to reduce the Corporation's greenhouse gas emissions, and advance diversity, equity and inclusion ("DEI"). The report is fully aligned with applicable Sustainability Accounting Standards Board standards and contains more than 35 new key performance indicators. The report also details amendments to the Corporation's revolving credit facility to incorporate sustainability-linked loan provisions, with pricing adjustments based on achieving certain goals related to carbon emissions reductions and board diversity.

Fortis achieved a 20% reduction in Scope 1 emissions through 2021 compared to 2019 levels. In 2021, renewable electricity generation capacity increased by approximately 50% compared to 2020, due in large part to new wind and solar generation at Tucson Electric Power ("TEP"). TEP continues to execute on its planned coal retirements, and recently closed 170 MW of coal-fired generation at the San Juan Generating Station. Fortis is on track to achieve its target to reduce GHG emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to decarbonize over the long term, while preserving customer reliability and affordability.

For the first time, the report includes comprehensive diversity data on employees across the Fortis group of companies, which will advance DEI strategies and inform objective-setting. The report also details the Corporation's actions to develop long-term partnerships with Indigenous communities, including through joint ownership opportunities and working relationships with Indigenous-owned businesses.

The complete 2022 Sustainability Report can be accessed at www.fortisinc.com/sustainability/sustainability-reporting.

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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $5 million and income tax recovery of $3 million for the three and six months ended June 30, 2022, respectively (income tax recovery of $2 million and $4 million for the three and six months ended June 30, 2021, respectively)
4    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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Capital Expenditures
Fortis' $4.0 billion annual capital plan remains on track with approximately $1.9 billion invested during the first half of 2022.

In July 2022, the Midwest Independent System Operator ("MISO") board approved the first tranche of projects associated with the long-range transmission plan ("LRTP"). Total associated costs for the first tranche of projects is estimated at US$10 billion. Based on recent cost refinements and visibility on scope, ITC estimates transmission investments of US$1.4 billion to US$1.8 billion through 2030 associated with six of the 18 projects, up from US$1.0 billion to US$1.5 billion previously estimated. Given the preliminary analysis around the transmission investment, its timing and uncertainties regarding the awarding of projects, Fortis cannot state with certainty the impact of the estimated LRTP capital expenditures on the Corporation's five-year, $20 billion capital plan.

In late July 2022, ITC suspended development activities and commercial negotiations relating to the $1.7 billion Lake Erie Connector project due to recent macroeconomic conditions. These conditions impacted our ability to secure a viable transmission service agreement within the required timeline. This project has never been included in the Corporation’s five-year capital plan.

Credit Ratings
In May 2022, DBRS Morningstar confirmed the Corporation's 'A (low)' issuer and debt credit ratings and stable outlook.

Regulatory Updates
In May 2022, the Iowa Coalition for Affordable Transmission filed a complaint with the Federal Energy Regulatory Commission ("FERC"), requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. The complaint alleges that ITC Midwest does not meet FERC's three-part test for authorizing the use of a utility's actual capital structure for rate-making purposes. We believe the complaint is without merit as it does not demonstrate that ITC Midwest fails to meet FERC's three-part test. ITC Midwest filed a response to the complaint in June 2022. The timing and outcome of this proceeding is unknown.

In June 2022, TEP filed a general rate application with the Arizona Corporation Commission requesting new rates effective September 1, 2023 using a December 31, 2021 test year. The application reflects an allowed rate of return on common equity of 10.25%, an equity component of capital structure of 54%, and rate base of US$3.6 billion. The application also includes a US$136 million net increase in non-fuel and fuel-related revenue, as well as proposals to eliminate certain adjustor mechanisms, and modify an existing adjustor to provide more timely recovery of clean energy investments. The application supports the continuation of safe and reliable service, key technology and security upgrades, and the transition to cleaner energy, including new wind and solar energy resources.

Outlook
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, including from the effects of the COVID-19 pandemic, war in Eastern Europe, economic sanctions and geopolitical tensions, the Corporation does not currently expect there to be a material impact on its operations or financial results in 2022.

The Corporation's $20 billion five-year capital plan is expected to increase midyear rate base from $31.1 billion in 2021 to $41.6 billion by 2026, translating into a five-year compound annual growth rate of approximately 6%. Above and beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with MISO's LRTP; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings and dividend growth. Fortis is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information".

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About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $60 billion as at June 30, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2022 and 2022-2026; targeted average annual dividend growth through 2025; the 2050 net-zero direct GHG emissions target; the 2035 GHG emissions reduction target and projected asset mix; the expected timing, outcomes and impacts of regulatory proceedings; opportunities beyond the capital plan, including the MISO LRTP; the impact of macroeconomic conditions on additional investment opportunities, including the ability to secure a viable transmission service agreement within the required timeline for the Lake Erie Connector project; the expected sources of funding for the 2022-2026 capital plan; the expectation that volatility in energy prices, global supply chain constraints and rising inflation will not have a material impact on operations or financial results in 2022; forecast rate base and rate base growth rate; additional growth and expansion opportunities beyond the capital plan; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Second Quarter 2022 Results
A teleconference and webcast will be held on July 28, 2022 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's second quarter results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.416.764.8646. International participants may participate by calling 1.888.396.8049. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until August 28, 2022. Please call 1.416.764.8692 or 1.877.674.7070 and enter passcode 037278#.

Additional Information
This media release should be read in conjunction with the Corporation's June 30, 2022 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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